Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Ms. Erin E. Martin

February 11, 2015

VIA EDGAR

Re:

Mentor Capital, Inc.

Amendment No. 2 to Form 10-12G

Filed January 21, 2015

File No. 000-55323

Dear Ms. Martin

We address here, in the order presented, responses to the comments in your letter dated February 4, 2015.

Risk Factors, page 5

Our business model is to partner with or acquire other companies, page 7

1.

We note your disclosure on page 4 that you have identified certain future potential acquisitions. Please expand this risk factor to specifically disclose that you may not be able to enter into or consummate any transactions to acquire the potential acquisitions discussed on page 4.

We have amended the Form 10 to clarify the identified risk factor on page 6 thereof as requested.

Certain Relationships and Related Transactions, and Director Independence, page 17

2.

We note your response to comment 6 of our letter dated January 14, 2015. Please explain how Messrs. Shaul and Blazeck are officers of the company but not employees of the company.

Messrs. Shaul and Blazeck are not compensated by the Company. They are statutory ‘officers’ in that they are identified as such on the Company’s statement of information filing with the California Secretary of State. But they are not ‘executive officers’ because they act primarily through their membership on the Company’s Board of directors, and they have no executive functions and no policy making role apart from their Board membership. Additionally, because they do not work for, and are not compensated by, the Company they are not ‘employees’ and they have not been so for the prior three years.

Please note that in the amendment filing we also corrected the date of the identified $621,250 loss throughout which had been mistyped as March, 2013 rather than March, 2014.

* * *

Securities and Exchange Commission

Response to Comment Letter

February 11, 2015

_____________________________________

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission. The Company acknowledges that Staff comments or changes made in response to Staff comments do not foreclose the Commission from taking any action regarding the Company’s filings. The Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your Comment Letter. We sincerely hope that the Staff views our responses as complete and would very much appreciate the Staff contact us to inform us if any further information is required in connection with its review.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (760) 788-4700.

Sincerely yours,

Mentor Capital, Inc.

By: /s/ Chester Billingsley

Print Name: Chester Billingsley

Title: Chief Executive Officer

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